SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of: August, 2021	Commission File Number: 001-32562
STANTEC INC.
(Name of Registrant)
400 – 10220 103 Avenue NW
Edmonton, Alberta
Canada T5J 0K4
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___	Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Stantec Inc. Second Quarter 2021 Management’s Discussion and Analysis
99.2	Stantec Inc. Second Quarter 2021 Unaudited Interim Condensed Consolidated Financial Statements
99.3	Certification of Interim Filings – President and Chief Executive Officer
99.4	Certification of Interim Filings – Executive Vice President and Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: August 4, 2021	By:	/s/ Theresa B. Y. Jang
	Name:	Theresa B. Y. Jang
	Title:	Executive Vice President and CFO